Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 13, 2007

Registration Statement on Form S-1

Registration No. 333-142368

VMware, Inc.

On August 13, 2007, VMware (NYSE: VMW) priced the initial public offering of 33,000,000 shares of its Class A Common Stock at $29 per share.

Citi, JPMorgan and Lehman Brothers acted as the representatives of the underwriters and, together with Credit Suisse, Merrill Lynch & Co. and Deutsche Bank Securities, acted as the joint book-running managers of the offering.

The Company announced today that the final exchange ratio in connection with the previously announced exchange offer by VMware and EMC Corporation is 0.61158 (number has been rounded). The exchange ratio is a fraction, the numerator of which is the average of the volume weighted average price per share of EMC stock on the New York Stock Exchange for the final two full trading days prior to August 13, 2007, the expiration date of the exchange offer, and the denominator of which is the initial public offering price of VMware Class A common stock, $29 per share. Based upon a preliminary calculation from the Company’s exchange offer agent, the Company expects to issue options to purchase approximately 6,730,769 shares of Class A common stock with a weighted average exercise price of $19.94 per share and approximately 2,870,861 shares of restricted Class A common stock in the exchange offer. In addition, the Company today granted stock option awards covering approximately 975,000 shares of Class A common stock with an exercise price of $29 per share.

About VMware

VMware is the leading provider of virtualization solutions. VMware’s customer base includes 100% of the Fortune 100 and more than 84% of the Fortune 1,000. VMware’s broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management. VMware was founded in 1998 and is based in Palo Alto, California. For more information, visit www.vmware.com.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING REFERRED TO IN THIS COMMUNICATION. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT HTTP://WWW.SEC.GOV/ OR BY CLICKING ON THE LINK BELOW. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CITI TOLL-FREE 1-800-831-9146, JP MORGAN TOLL-FREE 1-866-430-0686 OR LEHMAN BROTHERS TOLL FREE 1-888-603-5847.

TO REVIEW OUR CURRENT REGISTRATION STATEMENT DATED AUGUST 9, 2007, CLICK THE FOLLOWING LINK ON THE SEC WEB SITE AT HTTP://WWW.SEC.GOV/ AS FOLLOWS (OR IF SUCH ADDRESS HAS CHANGED, BY REVIEWING OUR FILINGS FOR THE RELEVANT DATE ON THE SEC WEB SITE):

http://www.sec.gov/Archives/edgar/data/1124610/000119312507176405/ds1a.htm

The calculations set forth above with respect to the number of shares subject to options and the number of shares of restricted stock to be issued in the exchange are preliminary and do not account for the fact that options for fractional shares and fractional shares of restricted stock will not be issued in the exchange offer.